Chapman and Cutler LLP
                             111 West Monroe Street
                            Chicago, Illinois 60603


                                 June 21, 2013


Mr. Edward Bartz
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

                 Re: Guggenheim Defined Portfolios, Series 1049
               Global Balanced Income Builder Portfolio, Series 2
                       File Nos. 333-188001 and 811-03763

Dear Mr. Bartz:

     This letter is in response to your comments given during a telephone conversation with our office regarding the registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 1049, filed on April 22, 2013 with the Securities and Exchange Commission (the "Commission"). The registration statement offers the Global Balanced Income Builder Portfolio, Series 2
(the "Trust").

PROSPECTUS

Investment Summary - Investment Objective

     1. Please change the first sentence so that it states that "The trust seeks current income as the primary objective."

     Response: The disclosure has been revised as requested

Investment Summary - Principal Risks

     2. The "Security Selection" section states that the trust may invest in the common stocks of small- and mid-capitalization companies. Please add small- and mid-capitalization company risk disclosure in the "Principal Risks" section.

     Response: Even though small- and mid-capitalization securities may be included in the portfolio, we include risks based upon the final portfolio. If small- or mid-capitalization securities are selected for the portfolio of this Trust, we will add the appropriate risk disclosures.

     We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact the undersigned at (312) 845-3484.


                                                               Very truly yours,

                                                          Chapman and Cutler LLP


                                                       By /s/ Morrison C. Warren
                                                     ---------------------------
                                                              Morrison C. Warren